Exhibit 99.1

Canopy Growth Corporation Reports Second Quarter Fiscal 2019 Financial Results

  The Company secured a strategic $5 billion investment from Fortune 500 beverage leader Constellation Brands
  Since October 1, Company SKUs obtained over 30% listings market share1 in multi-store physical retail store networks nationwide, strategic phase 2 rollout of value added products including edible Softgels and pre-rolled joints expected to increase market share
  Acquisition of Canopy Health Innovations and announced plan to acquire ebbu Inc. reinforces the Company's commitment to owned IP; Company completed or acquired over 120 patent filings across hardware, product formulation, genetics, production innovation, and medical treatments
  Company completed first of a kind US Drug Enforcement Agency permitted import into the United States of Canopy Softgel products for research purposes
  Registered medical patients increased by 34% year-over-year to an industry leading 84,400 patients, while second quarter revenue came in as planned with staging for the third quarter launch of the recreational market in Canada
  The Company is very well positioned with the inventories, supply chain logistics and automation in place, and capacity coming on-line to support market demand

SMITHS FALLS, ON, Nov. 14, 2018 /CNW/ - Canopy Growth Corporation (TSX: WEED) (NYSE: CGC) ("Canopy Growth" or "the Company") today released its consolidated financial results for the second quarter fiscal 2019 ended September 30, 2018.  All financial information in this press release is reported in Canadian dollars, unless otherwise indicated.

During the quarter, Canopy Growth secured capital via a strategic $5 billion investment from Fortune 500 beverage leader Constellation Brands, which closed subsequent to the quarter. These funds will be deployed towards the Company's core strategic objectives of (i) intellectual property development, and (ii) replicating the Company's Canadian platform for success across a large number of international markets. These objectives will be achieved through international acquisitions as well as continued internal investments across the globe, and are discussed in further detail below.

Second Quarter Fiscal 2019 Operational and Financial Highlights

	Q2 2019	Q2 2018	% Change
Active registered patients	84,400	63,000	34%
Kilograms and kilogram equivalents sold	2,197	2,020	9%
Kilograms harvested	15,127	4,167	265%
Inventory & Biological Assets (millions)	$171	$97	76%

Revenues (millions)	$23.3	$17.6	33%
Average selling price per gram	$9.87	$7.99	24%
Cash and Cash Equivalents (millions)	$429	$108	296%

Second Quarter Fiscal 2019 Revenue Highlights

Sales in the second quarter were in line with management's expectations leading into the opening of the recreational cannabis market. Revenue for the second quarter fiscal 2019 was $23.3 million, representing an increase of 33% over the prior year's quarter in which revenue was $17.6 million. As planned, the Company made only limited "test" shipments of $0.7 million into recreational channels during the second quarter to confirm supply chain systems functionality before the launch of recreational cannabis on October 17.

Oils, including the Company's Softgel capsules, accounted for 34% and 18%, in the respective second quarters of fiscal 2019 and 2018, of the product revenue for each period, demonstrating an increased demand for value-added products that require lower active ingredient inputs and provide higher margins.

Second Quarter Fiscal 2019 Product Sales Highlights

During the second quarter of fiscal 2019 ended September 30, 2018, the Company sold 2,197 kilograms and kilogram equivalents at an average sale price of $9.87, up from 2,020 kilograms and kilogram equivalents at an average price of $7.99 in the prior year period, representing an increase of 9% and 24% respectively. The higher average price was due to changes in the mix of product sold, principally a higher percentage of Softgel sales and sales to Germany.

Year-to-date, the Company has sold 4,892 kilograms and kilogram equivalents at an average sale price of $9.36, up from 3,850 kilograms and kilogram equivalents at an average price of $7.98 in the prior year period, representing an increase of 27% and 17% respectively.

Canadian Regulated Adult Use Market – Cannabis Sales

As has been previously disclosed, the Company ended the second quarter with supply commitments to provinces and territories of 70,000 kg, not including Ontario. The Company remains on track to meet all commitments on an annualized basis, and is working closely with all provincial and territorial partners to address supply shortages faced across the country, including improvements to the Company's own SKU offering and overall availability for all partners. To this end, as compared to the October 17-31 period, the average number of kilograms shipped on a daily basis to provincial and territorial partners during the period November 1-12 has more than doubled.

Having built up sufficient inventory, the Company has also now begun shipping value-add products including its Softgels capsules to certain provinces with more to follow in the coming weeks, expanding its offering as initial competitor offerings begin to decline in the market. The Softgels will be followed shortly by pre-rolled joints produced on patent pending equipment designed and created by the Canopy Engineering Team to meet global standards and throughput with no third party royalties or dependencies.

Canadian Regulated Adult Use Market – Retail Footprint

Canopy Growth finalized its acquisition of HIKU during the second quarter, adding the Tokyo Smoke retail network on top of its Tweed stores. Offering distinct consumer experiences will allow the Company to appeal to various consumer demographics without saturating any single market. Tokyo Smoke operates three retail cannabis stores today in Winnipeg and plans to add 12 additional stores in provinces that support private retail by September 2019. Tweed retail now has 8 locations selling cannabis today across Newfoundland and Manitoba and an e-commerce presence in Manitoba and Nunavut. By September 2019, Tweed plans to add 20 additional brick and mortar shops in provinces with private retail models. Yet to be defined provincial models may provide opportunities for further expansion.

Management Commentary

"With extensive investments over the past year, including most notably in the second quarter, in branding and retail development, our entrance into the retail cannabis market has been a success with our SKU assortment obtaining over 30% listings market share in multi-store physical retail store networks nationwide. With substantial product inventories on hand, new product formats coming to market as planned, a captive sales force driving increased demand through physical retail stores and increasing internal and channel efficiencies, we believe based on market conditions today that we will attain significant and sustainable market share of the Canadian recreational market," Bruce Linton, Chairman & Co-CEO, Canopy Growth.

"With business opportunities expanding globally, we continue to make significant investments in building our international team and footprint including through multiple acquisitions in Latin America completed during the quarter. The completion of, to our knowledge, a world first Canadian export of a US federally legal DEA permitted product, and the announced acquisition of US federally legal hemp R&D specialists, ebbu, are critical stepping stones for our broader entrance into the US market when it is federally-permissible to do so," concluded Linton.

"With global management infrastructure in place, the Company is building an international platform in order to drive medical market growth, which will in turn drive innovation applicable to recreational cannabis markets. This approach requires large-scale production capacity, value-add processing, diversified intellectual property, and clinical research – all things we have prioritized and invested heavily into this past quarter."

Update on Canadian Capacity Expansion and Facilities Milestones

During the quarter and subsequently, the Company has continued to advance its stated objective of 5.6 million square feet of production across Canada, receiving licenses for almost 2.0 million square feet of production space. With over 4.3 million sq. ft. of licenced capacity, the Company continues to see new growing areas brought online as facilities are loaded up incrementally. As each facility comes online, the Company continues to mark major milestones, including the transfer of over 10,700 kilograms from the BC Tweed facilities in a single transfer during the quarter.

Through use of advanced inspection technologies, proprietary modifications, and further development of in-house expertise, the Company has increased total Softgel production capacity to several million per week. This represents a 10 fold increase over the same period last year. Construction of advanced manufacturing facilities built to GMP standards as well as distribution infrastructure continues a the 1 Hershey Drive Smiths Falls campus.

Commissioning of patent-pending automated pre-roll production lines; large scale dried bud and oil pre-pack systems; and automated fulfillment and shipping systems have also significantly increased operating efficiencies in order to build inventory and deliver on commitments nationwide.

Update on Core Pillar of Intellectual Property Development

During the second quarter Canopy Health Innovations ("CHI") received approval from Health Canada to proceed with Phase IIb "in-human" clinical trials to evaluate the use of medical cannabis in the treatment of insomnia. The trial will be conducted in collaboration with a leading Canadian research institution. Canopy Animal Health also received approval from the Veterinary Drug Directorate of Health Canada to research the effectiveness of cannabidiol in the treatment of anxiety in certain animals.

The Company acquired CHI during the quarter to reinforce the importance of owned IP and integrate the team's significant expertise into the Company's broader medical platform. With the planned acquisition of ebbu, Canopy Growth will have over 120 patent filings and will continue to build its IP portfolio across hardware, product formulation, genetics, production innovation, and medical treatments.

Update on Core Pillar of International Market Expansion

Since the acquisition of MedCann Gmbh in November 2016, Canopy Growth has been an early mover into international markets by acting as a trusted partner and advisor to regulators, while building local partnerships for scaled production and distribution capabilities around the world. Canopy Growth's global management structure has transitioned from strategizing and into execution, with multi-functional teams on the ground across the globe. The following updates represent operational highlights from the second quarter and subsequent events.

North America and Carribean

  The Company has completed its first shipment into the United states under US Drug Enforcement Agency approval.
  The announced acquisiton of IP and assets from Colorado-based hemp researcher, ebbu Inc.
  Jointly-owned Tweed JA has received a 30,000-plant cultivation licence from Jamaican authorities and can immediately commence producing cannabis for medical purposes.
  Canopy has entered into a distribution agreement in a second Caribbean jurisdiction with a local health product distributor who has ordered a variety of Spectrum Cannabis Softgel and oil products.

Latin America

  Company expanded its focus on emerging cannabis market in Latin America with the formation of its wholly-owned affiliate Canopy LATAM Corporation, the acquisition of Spectrum Cannabis Colombia, which previously operated as Colombian Cannabis S.A.S, and the acquisition of unowned shares in Spectrum Cannabis Chile SpA.
  Ongoing activities represent meaningful steps towards future value-added production to supply the region, home to more than 600 million inhabitants. Operations at our fully owned 126 hectare farm in Colombia are continuing under the leadership of Spectrum Cannabis Colombia S.A.S. ("Spectrum Cannabis Colombia") and initial cultivation has begun in the fully licensed 42 hectare (4.5 million sq. ft.) section of the farm.
  The Company has imported product into Latin America and launched certain clinical trials.

Australia

  Since establishing Spectrum Australia and entering a research partnership with the State of Victoria, the Canopy team in Australia has acquired a site with approximately 100,000 sq. ft. of production capacity. While the new site is retrofitted and licensed, additional genetics have been successfully imported into Australia and will be held with the research partner to ensure a full line of Spectrum products can be launched simultaneously to the Australian market.

Europe

  In Europe the Company continues to pursue its dual approach of producing and distributing medical cannabis in jurisdictions with established federal frameworks. Core assets continue to progress to ensure the supply chain is in place to deliver to expanding and emerging markets throughout 2019, including owned and partner facilities in Denmark, Germany and Spain.

Second Quarter Fiscal 2019 Gross Margin Summary

Note, the Company now includes depreciation related to plant operations in its reported gross margin. Comparative figures have been restated as described in Note 3 to the Company's condensed interim consolidated financial statements, which will be filed on SEDAR after markets on November 14, 2018.

The cost of sales includes the impact of operating costs of subsidiaries not yet cultivating or selling cannabis, including our BC Tweed and Vert Mirabel facilities that were only partially licensed, and higher overheads incurred while preparing operations for the legalization of recreational cannabis, and the diversion of growing space in Smiths Falls to creating clones for transfer to the Company's other growing facilities. Excluding the costs associated with non-cultivating subsidiaries totaling $7.0 million, the gross margin2 before the fair value impacts in cost of sales and other inventory charges would have been $13.6 million or 58% of sales.

During the quarter, the reported fair value changes in biological assets and other inventory charges combined to an expense of $40.6 million and included adjustments to net realizable value of inventory targeted to the recreational market, reflecting whole-sale pricing, and to a netwrite-off of approximately $16 million related to plants culled in the quarter due to timing issues with respect to having infrastructure ready for licensing and receiving harvested plants. Since then, the required infrastructure has been completed and licensing since received.

Second Quarter Fiscal 2019 Operating Expense Summary

Management believes foundational investment in building the Company's significant and diversified production platform, flexible distribution capability, world-leading brands, retail capabilities, medical and recreational sales and customer support capabilities, robust information technology infrastructure, international business development and operations and as well as research and development into advanced operational systems, cannabis genetics in different environmental conditions and new cannabis-based product form factors that will enter the market when permitted, all of which directly impacted profitability in the quarter, represents a prudent long term investment to strengthen the Company's global leadership position. As a result, both sales and marketing and general and administrative expenses were up significantly relative to the same period last year.

	Q2 2019		Q2 2018		Year-to-date 2019		Year-to-date 2018
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Sales and Marketing Expenses	$39.0	167%	$7.6	43%	$56.3	114%	$14.0	42%
General and Administrative Expenses	$37.1	159%	$8.4	48%	$56.7	115%	$15.9	48%
Research and Development Expenses	$1.9	8%	$0.5	3%	$2.7	5%	$0.6	2%

Sales and marketing expenses include costs associated with the development of branding, marketing and education campaigns, the development of new permitted product SKUs, the development of recreational product packaging, the development of cannabis retail and education programs as well as costs associated with the Company's medical outreach program.

These expenditures represent the Company's view that strong brand recognition is, over time, essential to the Company's successful market share acquisition strategy, particularly in the new recreational market in Canada. These costs represent a strategic up front investment, which management believes will have a long-term benefit in customer acquisition and retention. Further, the Company made these investments to aggressively seek new domestic and international business opportunities to build for the future.

As a result, sales and marketing were up significantly relative to the same periods last year for the purpose of being ready for the "future state" recreation market while at the same time developing international markets. Management expects that marketing costs will be curtailed as the Cannabis Act took effect on October 17, 2018, and will focus on age-gated branding awareness in compliance with the new rules.

Specifically, sales and marketing expenses for the three months ended September 30, 2018 were $39.0 million or 167% of revenue.  During this period, the Company launched  its national "Hi" media campaign, which included digital placements across Canada, brand activations in communities from coast-to-coast and  content creation, including for the Tweed.com website and marketing automation platforms, and developing competencies in retail. In respect of government regulations, all non-age gated properties were removed on October 16, 2018. The Company is continuing to invest in age-gated channels, for both media and experiential marketing, across all brands in adherence to C-45 guidelines on promotion.

In comparison, sales and marketing expenses for the three months ended September  30, 2017 were $7.6 million or 43% of revenue.

Sales and marketing expenses for the six months ended September 30, 2018 and 2017 were $56.3 million or 114% of revenue and $14.0 million or 42% of revenue, respectively.

General and Administrative ("G&A") expenses include higher legal and professional services fees related to investments in governance, expanded operations in Canada and internationally and supporting business development. G&A expenses also included expenses related to expanding the Company's information technology capability, including a new ERP system, higher program spending across the Company's expanding global operations and activities. In addition, G&A expenses include the necessary use of consultants and advisory services while expanding and commercializing the Company's operations, higher compliance costs associated with regulatory requirements in countries in which the Company is establishing operations and compliance expenses related to the Company's listings on the Toronto Stock Exchange and New York Stock Exchange including related professional and transfer agent fees.

G&A expenses for the three months ended September 30, 2018 and 2017 were $37.1 million or 159% of revenue and $8.4 million or 48% of sales, respectively. Of note, the second quarter fiscal 2019 G&A included a provision on an office lease in Montreal no longer occupied amounting to $4.2 milllion.

G&A expenses for the six months ended September 30, 2018 and 2017 were $56.7 million and $15.9 million, or 115% and 48% of revenue, respectively.

Acquisition-related expenses for the three-month period ended September 30, 2018 and 2017 were $3.2 million and $0.9 million, respectively. Acquisition-related expenses in the second  quarter period ended September 30, 2018 were primarily related to the Hiku, BC Tweed and CHI acquisitions. In addition, costs were incurred due to the ongoing evaluation of potential acquisitions performed during the period and increased legal, accounting and strategic business consulting services required to complete or evaluate the transactions. The Company is likely to acquire additional strategic assets in the future as it pursues its business strategy.

Acquisition-related expenses for the six-month period ended September 30, 2018 and 2017 were $5.1 million and $1.7 million, respectively.

During the three month period ended September 30, 2018, the price of shares of Canopy Growth increased approximately 63%, to $62.75. The resulting non-cash share-based compensation expense related to options granted to employees and consultants of the Company and to acquisition-related milestones combined for the three-month period ended September 30, 2018 totaled $99.6 million. In practice, all employees of the Company receive stock options as part of their compensation package. Acquisition-related milestone payments based on future performance and related criteria have been treated as stock compensation expense instead of being allocated to the purchase price, and amounted to $50.7 milllion of the total combined stock compensation. In comparison, the non-cash, share-based compensation expense related to options granted to employees and consultants of the Company and to acquisition-related milestones combined for the three-month period ended September 30, 2017 totaled $7.3 million.

Second Quarter Fiscal 2019 Adjusted EBITDA Summary (Non-GAAP measure)3

Adjusted EBITDA in the second quarter fiscal 2019 amounted to a loss of $57.7 million compared to a loss of $4.8 million in the same period last year.

Year-to-date, Adjusted EBITDA amounted to a loss of $80.2 million compared to a loss of $8.7 million in the same period last year.

The Adjusted EBITDA is reconciled and explained in the Management's Discussion & Analysis under "Adjusted EBITDA (Non-GAAP Measure)" a copy of which will be filed on SEDAR and EDGAR after financial markets close today. The Adjusted EBITDA is reconciled in a table elsewhere in this press release.

Second Quarter Fiscal Year 2019 Other Expenses and Net Earnings Summary

Other expenses of $115.7 million are primarily made up of fair value changes on financial assets and financial liabilities, the majority of which is non-cash. The amount was primarily made up of changes in the fair value of the senior convertible notes due to marking to market which saw the trading price of the convertible notes increase from  $101.875 to $149 per unit from the end of the first quarter to the end of the second quarter and amounted to an expense of $223.4 million. This loss was partly offset by a gain amounting to $62.7 million related to the acquisition of Canopy Health Innovations, and gains totaling $48.2 million driven mostly by fair value changes on the TerrAscend warrants of $44.7 million.

The $115.7 million in other expenses described above, accounted for $0.52 of the reported $1.52 loss per basic and diluted share in the quarter, compared to net loss of $0.01 per basic and diluted share in the comparative period last year.

The after-tax net loss in the quarter, inclusive of non-cash share-compensation expenses, fair value impacts and other non-cash expenses as described above amounted to a loss of $330.6 million or $1.52 per basic share compared to a net loss of $1.6 million or $0.01 per basic and diluted share in the comparative period last year.

Year-to-date, the after-tax net loss, inclusive of non-cash share-compensation expenses, fair value impacts and other expenses as described above, amounted to a loss of $421.6 million or $1.98 per basic share compared to a net loss of $10.8 million or $0.07 per basic share in the comparative period last year.

Second Quarter Fiscal 2019 Balance Sheet Highlights

At September 30, 2018, the Company's cash and cash equivalents totaled $429.4 million, representing an increase of $106.8 million from March 31, 2018, principally due to the issuance of $600 million in convertible notes in the first quarter, offset by investment in the expansion of our production assets, strengthening corporate capabilities, brand-related campaigns and the establishment of physical retail stores in Newfoundland & Labrador, Manitoba and Saskatchewan.

Inventory at September 30, 2018 amounted to $150.4 million (March 31, 2018 - $101.6 million) and biological assets amounted to $20.7 million (March 31, 2018 - $16.3 million), together totaling $171.1 million (March 31, 2018 - $117.9 million). Inventories are continuing to be scaled to meet management's expectation of market demands, including the legalized recreational market and meeting medical customer commitments.

At September 30, 2018, the Company held inventory of 31,214 kilograms of dry cannabis, 21,499 litres of cannabis oils, ranging from concentrated resins, or refined oil, to finished oil, and 1,497 kilograms of Softgel capsules.

The Company remains confident that current inventory levels and the planned production ramp, including approximately 2.0 million square feet of licensed production space since August 2018, are sufficient to meet annual supply commitments to provinces and territories.

The unaudited Consolidated Financial Statements and Management's Discussion and Analysis documents for the three and six months ended September 30, 2018 will be filed on SEDAR after financial markets close today, November 14, 2018, and will be available at www.sedar.com. The basis of financial reporting in the Unaudited Condensed Interim Consolidated Financial Statements and Management's Discussion and Analysis documents is in thousands of Canadian dollars, unless otherwise indicated.

Note 1: Average of estimated percentage of available SKU counts in provinces and territories with multiple physical retail stores supplied under established supply contracts.

Note 2: The Gross margin before the fair value effects of the IFRS accounting for biological assets and inventory is a key operational metric that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The definition of this term can be found in the Management's Discussion & Analysis under GROSS MARGIN, a copy of which will be filed on SEDAR after financial markets close today.

Note 3: The Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Adjusted EBITDA is reconciled and explained in the Management's Discussion & Analysis under "Adjusted EBITDA (Non-GAAP Measure)", a copy of which will filed on SEDAR after financial markets close today.

Webcast and Conference Call Information

The Company will host a conference call and audio webcast with Bruce Linton, Chairman & Co-CEO and Tim Saunders, CFO at 8:30 AM Eastern Time on November 14, 2018.

Webcast Information
A live audio webcast will be available at:
https://event.on24.com/wcc/r/1861049/FFEFED61C13E0E47609599A4EBD15422

Calling Information
Toll Free Dial-In Number: 1-888-231-8191
International Dial-In Number: (647) 427-7450
Conference ID: 4578825

Replay Information
A replay of the call will be accessible by telephone until 11:59 PM ET on February 12, 2019.
Toll Free Dial-in Number: 1-855-859-2056
Replay Password: 4578825

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in nine countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Examples of such statements include statements with respect to the future market share achieved in recreational markets, product development, clinical trial work, and planned acquisition activities related to BC Tweed, and Canopy Health Innovations. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks associated with entering a new market dynamic in Canada or internationally, and such risks contained in the Company's annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
UNAUDITED	September 30,	March 31,
(Expressed in CDN $000's)	2018	2018

Assets
Current assets
Cash and cash equivalents	$429,401	$322,560
Amounts receivable	45,807	21,425
Biological assets	20,720	16,348
Inventory	150,406	101,607
Prepaid expenses and other assets	56,533	19,837
	702,867	481,777

Property, plant and equipment	661,402	303,682
Other long-term assets	26,776	8,340
Investments in associates and joint ventures	136,003	63,106
Other financial assets	231,387	163,463
Intangible assets	103,867	101,526
Goodwill	1,114,158	314,923

	$2,976,460	$1,436,817

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$159,633	$89,571
Deferred revenue	206	900
Current portion of long-term debt	903,453	1,557
Other current liabilities	27,000	-
	1,090,292	92,028

Long-term debt	6,707	6,865
Deferred tax liability	30,889	33,536
Long-term financial liabilities	7,750	61,150

	1,135,638	193,579

Commitments and contingencies

Shareholders' equity
Share capital	2,097,728	1,076,838
Other reserves	77,905	127,418
Accumulated other comprehensive income	(34,742)	46,166
Deficit	(509,062)	(91,649)

Equity attributable to Canopy Growth Corporation	1,631,829	1,158,773

Non-controlling interests	208,993	84,465

Total equity	1,840,822	1,243,238

	$2,976,460	$1,436,817

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
UNAUDITED	Three months ended		Six months ended
	September 30,	September 30,	September 30,	September 30,
(Expressed in CDN $000's except share amounts)	2018	2017	2018	2017
		(Restated)		(Restated)
Revenue	$23,327	$17,569	$49,243	$33,442

Inventory production costs expensed to cost of sales	16,759	8,101	31,591	15,262

Gross margin before the undernoted	6,568	9,468	17,652	18,180

Fair value changes in biological assets included in inventory sold and other charges	51,496	12,848	77,884	23,632
Unrealized gain on changes in fair value of biological assets	(10,944)	(30,122)	(68,233)	(50,376)

Gross margin	(33,984)	26,742	8,001	44,924

Sales and marketing	39,047	7,638	56,313	14,043
Research and development	1,944	494	2,700	627
General and administration	37,101	8,393	56,689	15,886
Acquisition-related costs	3,202	865	5,086	1,701
Share-based compensation expense	45,025	5,862	68,097	8,743
Share-based compensation expense related to acquisition milestones	50,730	1,184	57,825	2,314
Depreciation and amortization	3,595	3,283	6,625	6,827

Operating expenses	180,644	27,719	253,335	50,141

Loss from operations	(214,628)	(977)	(245,334)	(5,217)

Share of loss on equity investments	(4,363)	(170)	(6,932)	(170)
Other income (expense), net	(111,339)	241	(171,765)	(3,360)
Other income (expense)	(115,702)	71	(178,697)	(3,530)

Loss before income taxes	(330,330)	(906)	(424,031)	(8,747)

Income tax (expense) recovery	(284)	(707)	2,439	(2,040)

Net loss	$(330,614)	$(1,613)	$(421,592)	$(10,787)

Net loss attributable to:
Canopy Growth Corporation	$(337,136)	$(1,338)	$(417,413)	$(10,392)
Non-controlling interests	6,522	(275)	(4,179)	(395)
	$(330,614)	$(1,613)	$(421,592)	$(10,787)

Earnings per share
Net loss per share, basic:	$(1.52)	$(0.01)	$(1.98)	$(0.07)
Weighted average number of outstanding common shares, basic:	221,725,511	167,226,218	210,972,889	165,550,073

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
	Three Months Ended		Six Months Ended
UNAUDITED	September 30,	September 30,	September 30,	September 30,
(Expressed in CDN $000's)	2018	2017	2018	2017
		(Restated)		(Restated)
Net inflow (outflow) of cash related to the following activities:
Operating
Net loss	$(330,614)	$(1,613)	$(421,592)	$(10,787)
Adjustments for:
Depreciation of property, plant and equipment	6,785	2,301	10,446	4,036
Amortization of intangible assets	2,604	2,990	5,236	6,312
Share of loss on equity investments	4,363	170	6,932	170
Fair value changes in biological assets included in inventory sold and other charges	51,496	12,848	77,884	23,632
Unrealized gain on changes in fair value of biological assets	(10,944)	(30,122)	(68,233)	(50,376)
Share-based compensation	99,645	7,276	130,596	11,234
Loss on disposal of property, plant and equipment and intangible assets	-	25	1,840	168
Other assets	(15,690)	3,354	(18,810)	3,354
Other income and expense	112,957	(3,500)	169,269
Income tax (recovery) expense	512	707	(2,439)	2,040
Non-cash interest and FX impact on assets	(1,244)	-	(410)	-
Changes in non-cash operating working capital items	(50,365)	(4,916)	(88,855)	(12,655)

Net cash used in operating activities	(130,495)	(10,480)	(198,136)	(22,872)

Investing
Purchases and deposits of property, plant and equipment and assets in process	(139,525)	(15,777)	(293,179)	(25,526)
Purchases of intangible assets and intangibles in process	(3,525)	(248)	(6,340)	(282)
Proceeds on disposals of property and equipment	-	75		75
Purchases of restricted investments	(1,617)	(118)	(2,829)	(118)
Proceeds on assets classified as held for sale	-	7,000		7,000
Investments in associates	(38,939)	(5,937)	(42,439)	(5,937)
Investments in other financial assets	(7,936)	(8,712)	(29,695)	(8,712)
Net cash outflow on acquisition of BC Tweed NCI	(1,000)	-	(1,000)	-
Net cash outflow on acquisition of Spectrum Chile NCI	(999)	-	(999)	-
Net cash inflow (outflow) on acquisition of subsidiaries	468	32	427	(359)

Net cash used in investing activities	(193,073)	(23,685)	(376,054)	(33,859)

Financing
Payment of share issue costs	(6,518)	1,336	(6,819)	(179)
Proceeds from issuance of common shares	-	25,000	-	25,000
Proceeds from issuance of shares by Canopy Rivers	90,431	(1,567)	91,218	35,113
Proceeds from exercise of stock options	11,868	1,924	13,626	3,435
Proceeds from exercise of warrants	-	527	133	527
Issuance of long-term debt	-	-	600,000	-
Payment of long-term debt issue costs	(335)	-	(16,380)	-
Repayment of finance lease obligations	(50)	-	(104)	-
Repayment of long-term debt	(323)	(338)	(643)	(754)
Net cash provided by financing activities	95,073	26,882	681,031	63,142

Net cash inflow	(228,495)	(7,283)	106,841	6,411
Cash and cash equivalents, beginning of period	657,896	115,494	322,560	101,800

Cash and cash equivalents, end of period	$429,401	$108,211	$429,401	$108,211

CANOPY GROWTH CORPORATION
Adjusted EBITDA[1] Non-GAAP Measure	Three Months Ended		Six Months Ended
(In CDN$000's)	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
		(Restated)		(Restated)
Adjusted EBITDA[1] Reconciliation
Loss from operations - as reported	$(214,628)	$(977)	$(245,334)	$(5,217)

IFRS fair value accounting related to biological assets and inventory
Fair value changes in biological assets included in inventory sold and other charges	51,496	12,848	77,884	23,632
Unrealized gain on changes in fair value of biological assets	(10,944)	(30,122)	(68,233)	(50,376)
	40,552	(17,274)	9,651	(26,744)
Share-based compensation expense (per statement of cash flows)[2]	99,556	7,276	130,507	11,234
Excess space provision included in general and administration expenses	4,246	-	4,246	-
Acquisition Costs	3,202	865	5,086	1,701
Depreciation and amortization (per statement of cash flows)	9,389	5,291	15,682	10,348
	116,393	13,432	155,521	23,283
Adjusted EBITDA	$(57,683)	$(4,819)	$(80,162)	$(8,678)

1 - Adjusted EBITDA is Earnings Before Interest, Tax, and Depreciation, stock compensation, fair value changes and other non-cash items, and as adjusted for acquisition related items.
2 - Includes $50,730 and $1,184 for the three months ended September 30, 2018 and 2017, respectively, in share-based compensation expense related to acquisition milestones

View original content:http://www.prnewswire.com/news-releases/canopy-growth-corporation-reports-second-quarter-fiscal-2019-financial-results-300750059.html

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/November2018/14/c6870.html

%CIK: 0001737927

For further information: Tyler Burns, Investor Relations, Canopy Growth Corporation, tyler.burns@canopygrowth.com, 1-855-558-9333 ex 122; Caitlin O'Hara, Communications Specialist, Caitlin.ohara@canopygrowth.com, 613-291-3239; Director: Bruce Linton, tmx@tweed.com, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 06:30e 14-NOV-18